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                           September 10, 2021

       Barton Bandy
       President and Chief Executive Officer
       ReShape Lifesciences Inc.
       1001 Calle Amanecer
       San Clemente, California 92673

                                                        Re: ReShape
Lifesciences Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 3,
2021
                                                            File No. 333-259301

       Dear Mr. Bandy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brett R. Hanson